                                                                  EXHIBIT (a)(9)



[EMAIL MESSAGE FROM KATY FASSETT TO OPTIONHOLDERS OF THE COMPANY ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER REGARDING THE EXCHANGE OFFER.]

This is a reminder to you that the deadline for participating in the Stock Option Exchange Program is September 18, 2001 at 5:00 p.m. Mountain Daylight Time. Participation will not be permitted after this time. If you have any questions please contact me. Thank you.